UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2009

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 001-13221

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

THRIFT INCENTIVE STOCK PURCHASE PLAN FOR CERTAIN

EMPLOYEES OF CULLEN/FROST BANKERS, INC.

(FORMERLY THE 1991 THRIFT INCENTIVE STOCK PURCHASE

PLAN FOR EMPLOYEES OF CULLEN/FROST

BANKERS, INC. AND ITS AFFILIATES)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CULLEN/FROST BANKERS, INC.

100 W. Houston Street

San Antonio, TX 78205

Telephone Number: (210) 220-4011

Thrift Incentive Stock Purchase Plan for

Certain Employees of Cullen/Frost Bankers, Inc.

(formerly the 1991 Thrift Incentive Stock Purchase Plan for

Employees of Cullen/Frost Bankers, Inc. and its Affiliates)

Financial Statements

Report of Independent Registered Public Accounting Firm

Compensation and Benefits Committee of

Cullen/Frost Bankers, Inc.

We have audited the accompanying statements of financial condition of the Thrift Incentive Stock Purchase Plan for Certain Employees of Cullen/Frost Bankers, Inc. (formerly the 1991 Thrift Incentive Stock Purchase Plan for Employees of Cullen/Frost Bankers, Inc. and its Affiliates) as of December 31, 2009 and 2008, and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan at December 31, 2009 and 2008, and the results of operations and changes in plan equity for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

March 22, 2010

Thrift Incentive Stock Purchase Plan for

Certain Employees of Cullen/Frost Bankers, Inc.

(formerly the 1991 Thrift Incentive Stock Purchase Plan for

Employees of Cullen/Frost Bankers, Inc. and its Affiliates)

Statements of Financial Condition

December 31, 2009 and 2008

	2009	2008
Assets
Investments, at fair value	$—	$—

Total assets	$—	$—

Liabilities and Plan Equity
Liabilities
Benefits payable	$—	$—

Total liabilities	—	—

Plan equity	—	—

Total liabilities and plan equity	$—	$—

See accompanying Notes to Financial Statements.

Thrift Incentive Stock Purchase Plan for

Certain Employees of Cullen/Frost Bankers, Inc.

(formerly the 1991 Thrift Incentive Stock Purchase Plan for

Employees of Cullen/Frost Bankers, Inc. and its Affiliates)

Statements of Income and Changes in Plan Equity

Years Ended December 31, 2009, 2008 and 2007

	2009	2008	2007
Additions to plan equity attributed to:
Employer contributions	$109,260	$112,050	$98,400
Employee contributions	109,260	112,050	98,400
Dividend and interest income	1,589	1,494	1,366
Net realized gain (loss) on sale of investments and appreciation (depreciation) on in-kind transfers of investments to participants	8,752	(22,551)	(4,377)

Total additions	228,861	203,043	193,789

Deductions from plan equity attributed to:
Benefit payments	228,861	203,043	193,789

Total deductions	228,861	203,043	193,789

Net change in plan equity	—	—	—
Plan equity at beginning of year	—	—	—

Plan equity at end of year	$—	$—	$—

See accompanying Notes to Financial Statements.

Thrift Incentive Stock Purchase Plan for

Certain Employees of Cullen/Frost Bankers, Inc.

(formerly the 1991 Thrift Incentive Stock Purchase Plan for

Employees of Cullen/Frost Bankers, Inc. and its Affiliates)

Notes to Financial Statements

December 31, 2009 and 2008

Note 1 - Significant Accounting Policies

Basis of Presentation. The financial statements of the Thrift Incentive Stock Purchase Plan for Certain Employees of Cullen/Frost Bankers, Inc. (formerly the 1991 Thrift Incentive Stock Purchase Plan for Employees of Cullen/Frost Bankers, Inc. and its Affiliates) (the “Plan”) are presented on the accrual basis of accounting. Cullen/Frost Bankers, Inc. and its affiliates are hereinafter referred to collectively as the “Corporation.”

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates

Investments. All contributions to the Plan are invested in the common stock of Cullen/Frost Bankers, Inc. (“Cullen/Frost”), which is purchased at fair value based on quoted market prices as of the purchase date. The Plan also invests, temporarily, in money market mutual funds. Investments are stated at fair value based on quoted market prices on the valuation date. Purchases and sales of securities are recorded on the settlement date, which generally does not materially differ from the trade date. The cost of a specific security sold or transferred in-kind is used to compute realized gains and losses on the sale or transfer of investments. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

All investments held by the Plan during 2009 and 2008 were considered Level 1 investments under the fair value hierarchy of Accounting Standards Codification Topic 820, “Fair Value Measurements and Disclosures,” the provisions of which were adopted by the Plan on January 1, 2008.

Administrative Expenses and Related-Party Transactions. Certain administrative functions are performed by employees of the Corporation; however, no such employees receive compensation from the Plan. Certain other administrative expenses are paid directly by the Corporation.

Subsequent Events. The Plan Administrator has evaluated subsequent events for potential recognition and/or disclosure through the date the these financial statements were issued.

Note 2 - Description of the Plan

General. The Plan is a nonqualified contributory plan. In addition to the Plan, the Corporation maintains The 401(k) Stock Purchase Plan for Employees of Cullen/Frost Bankers, Inc. and its Affiliates (the “401(k) Plan”). The Plan covers employees who have been designated by the Corporation as eligible for participation under the Plan. It is the intent of the Plan to provide current compensation that is reasonably comparable to other benefits the participant would be able to receive during a relevant plan year under the 401(k) Plan if it were not for limitations imposed by certain sections of the Internal Revenue Code (the “Code”).

Contributions. For each plan year, each active participant is eligible to contribute an amount equal to 6% of their compensation in excess of the maximum annual compensation limit in effect under Code section 401(a)(17)(A) for the plan year. Further, each participant who also participates in the 401(k) Plan will be assumed to have made pre-tax deferrals equal to the Code section 402(g) limit in effect for that plan year. The administrative committee of the Corporation determines at such times as the Code limitations are applied under the 401(k) Plan. The Plan is not designed to provide deferred compensation and is intended to be exempt from Section 409A of the Code.

For each plan year, the Corporation makes contributions equal to 100% of any participant’s pre-tax contributions to the Plan for the respective plan year.

Thrift Incentive Stock Purchase Plan for

Certain Employees of Cullen/Frost Bankers, Inc.

(formerly the 1991 Thrift Incentive Stock Purchase Plan for

Employees of Cullen/Frost Bankers, Inc. and its Affiliates)

Notes to Financial Statements (continued)

December 31, 2009 and 2008

Vesting. Participants are immediately vested 100% in their accounts, which are distributed to each participant annually.

Investment Options. All contributions under the Plan from both the participants and the Corporation are invested in the common stock of Cullen/Frost.

Payment of Benefits. In general, all Plan equity is distributed on an annual basis by the end of each plan year, including dividend and interest income and net unrealized appreciation (depreciation) in fair value of investments earned during the year. Assets are transferred into Frost National Bank brokerage and checking accounts in the names of each individual participant.

Plan Termination. Although it has not expressed any present intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan.

Note 3 – Investments

There were no investments held at December 31, 2009 or 2008.

The Plan’s investments in common stock of Cullen/Frost appreciated in value by $8,752 in 2009, and depreciated in value by $22,551 in 2008 and $4,377 during 2007. These amounts are reflected as net realized gain (loss) on sale of investments and appreciation (depreciation) on in-kind transfers of investments to participants in the Plan’s financial statements as the common stock is transferred at cost at the end of each plan year. A summary of net realized gain (loss) on sale of investments and appreciation (depreciation) on in-kind transfers of investments is as follows:

	2009	2008	2007
Aggregate proceeds	$226,499	$200,362	$189,774
Less: Aggregate cost	217,747	222,913	194,151

Net realized gain (loss) on sale of investments and appreciation (depreciation) on in-kind transfers of investments to participants	$8,752	$(22,551)	$(4,377)

Note 4 - Income Tax Status

The Plan is not subject to federal income taxes as all contributions to the Plan and earnings are fully vested and treated as taxable to the employee. All employee contributions to the Plan are made on an after-tax basis. Employer contributions to the Plan are not deferred and therefore are included in the employee’s taxable income.

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Thrift Incentive Stock Purchase Plan for
Certain Employees of Cullen/Frost Bankers, Inc.

Date: March 22, 2010	By:	/s/ Emily Skillman

Plan Administrator, Plan Chief Executive
Officer and Plan Chief Financial Officer
(Duly Authorized Officer)

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm

32.1	Section 1350 Certification